Mail Stop 6010

January 11, 2007

Richard Jagodnik, President
Diagnostic Imaging International Corp.
21 Malta
Dollard des-Ormeaux, Quebec, Canada H9B 2E6

Re: Diagnostic Imaging International Corp.
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-136436

Dear Mr. Jagodnik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Properties, page 35

1.   We note your response to comment 1 and your revisions to the financial statements to record the expense for office space, utilities and office supplies. Your disclosure on page 35 still states that the cost of office is considered immaterial to the financial statements and therefore has not been recorded. Please revise your disclosure to eliminate this discrepancy.

Executive Compensation

2.   Please update your executive compensation disclosure and revise it to conform to the
        requirements contained in the revised Item 402 of Regulation S-B.

Consolidated Statements of Changes in Stockholders' Capital, page F-7

3.   The total additional paid-in capital balance as of December 31, 2005 does not agree to the
        additional paid-in capital balance per your Consolidated Balance Sheet. In addition, we
        note that the total additional paid-in capital, accumulated deficit and accumulated other
        comprehensive loss per the Consolidated Statements of Changes in Stockholders' Capital
        as of September 30, 2006 do not agree to the amounts per your Consolidated Balance
        Sheet as of September 30, 2006. Please revise your financial statements accordingly.

Statement of Cash Flows, page F-6

4.   We note you use the indirect method for preparing your Statement of Cash Flows. The
        cash flows for the twelve months ended December 31, 2005 and 2004 should begin with
        net income (loss) after taxes and not the net income (loss) before taxes. In addition, the
        Net income (loss) for the Statement of Cash Flows for the nine months ended September
        30, 2005 does not agree with the net income (loss) after taxes per the Statement of
        Income for the nine month period ended September 30, 2005. Please revise your Cash
        Flow Statements accordingly.

Note 7. Going Concern, page F-9

5.   We note you included the amount of comprehensive income (loss) for 2005 and 2004 and
        not the net income (loss) after taxes. We note the same mistake was made on page F-17
        in note 7 to the interim financial statements. Please revise your disclosure accordingly.

Note 8. Correction of Errors in Previously Issued Financial Statements, page F-9

6.   Please label your financial statement as restated. Your restatement footnote should also
        address the correction of the valuation allowance established for the deferred tax asset
        and the miscalculation of the foreign exchange rate in effect for the period ended
        12/31/05. In addition, in accordance with paragraph 26 of FAS 154, please expand your
        footnote disclosure to address how the corrections of errors affected each period
        presented for each line item affected in addition to the cumulative effect from inception
        through December 31, 2005. Please make similar corrections to your interim financial

statements. Also, please consider whether your auditor's opinion should be modified to be dual dated as of the date of the restatement footnote and include an explanatory paragraph referencing the restatement. Refer to paragraph 12 of the AICPA auditing standard AU 420.

Statement of Income, page F-12

7.   Your net income (loss) before taxes amount does not agree to the operating income (loss) amount for the period from March 14, 2002 to September 30, 2006. Please revise your Statement of Income accordingly.

8.   Please tell us why no income tax expense or benefit is recorded for the nine months periods ended September 30, 2006 and September 30, 2005.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dana Hartz at 202-551-3648 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Andrew D. Hudders, Esq.
        Graubard Miller
        405 Lexington Avenue – 19th Floor
        New York, New York 10174